Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, OK 73102	405.552.8183 jeremy.humphers@dvn.com

January 28, 2014

Via EDGAR

Attention: Ms. Svitlana Sweat, Division of Corporation Finance

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Devon Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

Response Letter Date January 17, 2014

File No. 001-32318

Dear Mr. Horowitz:

This letter responds to the staff’s comment letter dated January 17, 2014, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2012, filed February 21, 2013 (File No. 001-32318). Devon’s responses to the staff’s comments are set forth below:

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of 2012 Results, page 23

SEC Comment

1.	We note your response to comment 4 in our letter dated December 11, 2013. Please revise to present a reserve replacement measure based on all causal factors resulting in changes to your proved reserves alongside the reserve replacement measure currently presented on page 24 of your Form 10-K.

Response

In our future filings, we will present a reserve replacement measure based on all causal factors alongside any reserve replacement measure not based on all causal factors and clearly explain significant differences between the two measures.

Non-GAAP Measures, page 43

SEC Comment

2.	Your response to comment 6 in our letter dated December 11, 2013 does not appear to state whether you consider the non-GAAP measure “Adjusted Cash Flow” to be a performance

Ethan Horowitz

United States Securities and Exchange Commission

January 28, 2014

measure or a liquidity measure. If you consider “Adjusted Cash Flow” to be a performance measure, please tell us why earnings from continuing operations is not deemed to be the most directly comparable GAAP-basis measure. If you consider “Adjusted Cash Flow” to be a liquidity measure, please revise to comply with the guidance per Item 10(e)(1)(ii)(A) of Regulation S-K.

Response

We believe “adjusted cash flow” is both a performance measure and a liquidity measure for our industry. Because this measure is largely used as a performance measure for our industry, we prepared our reconciliation of adjusted cash flow with the view that this non-GAAP measure is a performance measure. Consequently, we believe the guidance in Item 10(e)(1)(ii)(A) does not apply to our reconciliation of adjusted cash flow. However, we acknowledge that the name “adjusted cash flow” might be more obviously viewed as a liquidity measure because the name includes the words “cash flow.” This is particularly true for our reconciliation because we reconciled adjusted cash flow to cash flow from operating activities. We used this reconciliation method because we understand it is the same reconciliation method used by our investors and analysts.

To avoid confusion in our future filings, we will reconcile any non-GAAP measures we deem to be performance measures to net earnings. Additionally, specific to adjusted cash flow, we will revise the name of this non-GAAP performance measure to exclude the words “cash flow.” Furthermore, we will ensure any non-GAAP liquidity measures we disclose do not include adjustments that required, or will require, cash settlement as prescribed in Item 10(e)(1)(ii)(A).

SEC Comment

3.	Based on your response to comment 7 in our letter dated December 11, 2013, it appears that the adjustment captioned “income tax accrual adjustment” could be revised to better indicate its nature. Please revise to provide a more descriptive caption for this line item.

Response

In our future filings, we will ensure the “income tax accrual adjustment” and any other adjustment captions are descriptive of the nature of the line item. When appropriate, we will also provide additional disclosure explaining the nature of the adjustment(s) included in the line items.

Notes to Consolidated Financial Statements

Note 6 – Income Taxes, page 66

SEC Comment

4.	We note your response to comments 9 and 10 in our letter dated December 11, 2013. Please revise your disclosure of critical accounting estimates regarding income taxes to specifically address unremitted foreign earnings deemed to be indefinitely reinvested. Your revised disclosure should include a discussion of the uncertainties associated with unrecognized deferred tax liabilities related to foreign earnings that are deemed to be indefinitely reinvested and a description of the types of events that would enable management to calculate the amount of the unrecognized deferred tax liability. For additional guidance, refer to section V of SEC Release No. 33-8350.

Ethan Horowitz

United States Securities and Exchange Commission

January 28, 2014

Response

In our future filings, we will include expanded discussion of the income tax assumptions, estimates and uncertainties pertaining to unremitted foreign earnings deemed to be indefinitely reinvested.

Note 22 – Supplemental Information on Oil and Gas Operations (Unaudited), page 87

Standardized Measure, page 97

SEC Comment

5.	Your response to comment 12 in our letter dated December 11, 2013 indicates that certain production costs are excluded from the present value of estimated future net revenues used to compute the full cost ceiling because they are not property-level expenditures. Please provide us with additional information describing the nature of these costs and explain your application of Rule 4-10(c)(4)(i)(A) of Regulation S-X regarding the treatment of estimated future expenditures to be incurred in developing and producing proved reserves in calculating the limitation on capitalized costs. As part of your response, please tell us more about your determination that these costs are deemed to be directly identifiable to production activities only for purposes of calculating the standardized measure of discounted future net cash flows.

Response

The general and administrative costs that we consider to be oil and gas production costs largely consist of labor, materials and supplies for oil and gas production monitoring and support activities, including information technology, transaction accounting and certain other administrative support functions. Our general and administrative oil and gas production costs also include labor for oil and gas production supervision activities.

For our results of operations disclosure, we consider these costs to be production costs because they are required to operate our upstream oil and gas business—specifically, to produce our oil and gas proved reserves. Therefore, even though the vast majority of these costs are incurred at our central administrative offices, we include these costs in our results of operations disclosure in accordance with Codification 932-235-50-26. Furthermore, we respectfully submit to the Staff that the spirit of Codification 932-235-50-26 seems to indicate oil and gas production costs would include “expenses incurred at an entity’s central administrative office.” In other words, it appears results of operations production costs would include costs classified as general and administrative expenses in the income statement.

To be consistent in our treatment of these general and administrative production costs, we also deduct estimated future general and administrative oil and gas production costs to calculate our standardized measure of future net cash flows. We disclose this treatment on page 98 of our Form 10-K. While we are certain other companies treat general and administrative production costs similarly to Devon in their results of operations and standardized measure disclosures, we also believe there is diversity in practice for the inclusion of these costs in the results of operations and standardized measure disclosures.

However, we do not believe there is any diversity of practice regarding the treatment of these costs to calculate the limitation on capitalized costs. We believe full cost companies, including Devon, universally exclude these non-property-level expenditures from their calculation of the limitation on capitalized costs. Full cost companies, including Devon, have universally interpreted the limitation on capitalized costs to be an impairment test applied to an asset or asset group. As such, we only include

Ethan Horowitz

United States Securities and Exchange Commission

January 28, 2014

“well-level” expenditures as production costs in the calculation of the present value of estimated future net revenues. Our use of only “well-level” expenditures as production costs in the determination of the limitation on capitalized costs is also consistent with the definition of production costs provided in Rule 4-10(a)(20).

The term “production costs” is explicitly defined and generally described differently in Rule 4-10 and Topic 932. In Rule 4-10(c)(4)(i)(A) (Limitation on Capitalized Costs), production costs are generally described as “expenditures...to be incurred in...producing the proved reserves.” In Codification 932-235-50-26 (Results of Operations), “some expenses incurred at an entity’s central administrative office...may be operating expenses of oil- and gas-producing activities” (i.e., production costs). In Codification 932-235-50-31(b) (Standardized Measure), future production costs “shall be computed by estimating the expenditures to be incurred in...producing the proved oil and gas reserves.” Admittedly, the production cost descriptions provided in Rule 4-10(c)(4)(i)(A) and Codification 932-235-50-31(b) are almost identical. Finally, production costs are specifically defined in Rule 4-10(a)(20) as “costs incurred to operate and maintain wells and related equipment and facilities...”

Our interpretation of these varying definitions and descriptions of production costs is that for results of operations and standardized measure disclosures, expenditures to operate and maintain wells are production costs, and production costs also include non-well-level costs required to produce the proved reserves, some of which may be incurred at a central administrative office. We further interpret that production costs consisting only of well- or property-level expenditures as required in Rule 4-10(a)(20) should be used in the calculation of the limitation on capitalized costs because it is an asset-based impairment test.

* * * * * * *

In connection with the above response to the staff’s comment, Devon acknowledges that:

•	Devon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Devon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeremy D. Humphers
Jeremy D. Humphers
Vice President, Accounting